Exhibit 99.1

Mobilicom Reports 2024 Year-End Financial Results: Record Revenues Up 45%

Revenue momentum continues with robust gross margins, reduced operating expenses

Major recent wins expected to drive growth include the addition of Mobilicom’s systems to the U.S. Department of Defense’s (DoD) Blue UAS Framework and its OS3 cybersecurity software platform for AI-Driven drones and robotics

Strong cash position of $8.6 million with low average monthly net burn rate of $267K provides a long cash runway to support growth

PALO ALTO, Calif., March 27, 2025 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced financial results for the twelve months ended December 31, 2024, as well as recent business and operational highlights.

“2024 marked a major year for us in developing and launching the OS3 cybersecurity software solution, which runs on AI-driven NVIDIA-based platforms that are becoming the next-generation standard for drones and robotics. In 2025, we are excited to leverage our breakthrough innovation and first-to-market advantage by building an infrastructure for success through strategic and commercial partnerships, positioning us as a leader at the intersection of drones and robotics, AI and cybersecurity,” stated Mobilicom CEO and Founder Oren Elkayam.

“Licensed software products, such as OS3 and ICE cybersecure solutions, are expected to further expand gross margins, which are already robust at close to 60% on a hardware product mix.”

“Our continued product traction and revenue momentum with Tier-1 customers worldwide highlight the value of our field-proven cybersecure hardware solutions. We anticipate further order growth in 2025, driven by an expected ramp-up in production by Tier-1 customers that compete for programs of record with major militaries, including the DoD.”

“As we look to 2025 and beyond, the importance of being selected to join the DoD’s Blue UAS Framework cannot be overstated. We believe that this is a catalyst that is expected to drive accelerating adoption of our technologies not only with DoD programs of record, but also with NATO countries, which are now significantly increasing their defense budgets, as well as with companies producing drones and robotics for commercial applications,” Elkayam concluded.

Financial Highlights for the Twelve Months Ended December 31, 2024

●	Revenues increased 45% year-over-year to $3.2 million from $2.2 million in 2023 driven by a growing number of initial production orders from U.S. and global Tier-1 customers

●	Confirmed order backlog as of December 31, 2024 was $1.1 million and is expected to be fulfilled in H1 2025

●	Gross margin remained consistently high at 58% compared to 59% in 2023, reflecting strong high-end IP-based technology and effective components costs-reduction planning

●	OPEX, consisting of research and development, general and administrative and selling and marketing expenses, dropped slightly to $5.9 million from $6.1 million in 2023, even as revenues grew, pointing to the Company’s ability to ramp sales without increasing operational costs

●	Operating net cash burn rate narrowed by 24% to $3.2 million from $4.2 million in 2023, averaging approximately $267,000 per month

●	EBITDA improved by 18% to $(3.2) million compared to $(3.9) million in 2023

●	Strong cash position of $8.6 million as of December 31, 2024, following $1.2 million in proceeds from warrant exercises, and a low monthly burn rate affords Mobilicom a long cash runway to implement its strategic plans, capture market share, increase software revenues through new product mix, and further ramp revenues

H2 2024 and Recent Operational Highlights

•	The DoD’s Defense Innovation Unit added three Mobilicom SkyHopper products to the Blue UAS Framework, a prestigious short-list of approved products eligible for procurement by the DoD; Marks a significant milestone that is expected to open new opportunities and substantially increase demand for SkyHopper PRO, PRO Lite, and PRO Micro from Tier-1 global OEMs serving the global defense and commercial UAS markets, including federal and state programs as well as European and NATO member nations

●	Partnered with Aitech Systems for roll-out of OS3 cybersecurity software to deliver secure AI-driven autonomous computing solutions for aerospace and defense uncrewed aircraft systems (UAS)

●	Received its 5th initial production scale order for the SkyHopper PRO cybersecure datalinks, valued at $600,000, from a current customer, one of the largest U.S.-based drone manufacturers

●	Received a $530,000 order for the SkyHopper PRO Micro from one of the world’s largest loitering munitions providers which has already integrated Mobilicom’s Ground Control Station into its drones, bringing this customer’s cumulative orders for the two products to over $1.7 million in less than one year

●	Selected for a $390,000 R&D innovation program to develop Enhanced Electronic Warfare communications systems that protect uncrewed aerial vehicles (UAVs) against advanced wideband jamming

●	Secured initial production-scale orders from an innovative U.S.-based drone designer and manufacturer that has integrated SkyHopper PRO into its high payload long range drones that are being sold to leading defense and commercial end users across the U.S.

●	Mobilicom’s cybersecure MCU-30 Mobile MESH product was selected by a current customer, one of the world’s largest loitering munitions manufacturers, for integration into its latest perimeter protection drone fleets, demonstrating the Company’s potential to cross-sell its end-to-end solutions to existing customers

●	Entered strategic partnership with DT Research targeting the tactical ground control station (GCS) market for small-sized drones and robotics in harsh environments; The first product of this partnership, Mobilicom’s 8” Controller Pro, was launched in September 2024 and has been extremely well received

A copy of Mobilicom’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Mobilicom’s investor relations website at https://ir.mobilicom.com/. Mobilicom will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at liad.gelfer@mobilicom.com.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses leveraging its breakthrough innovation and first-to-market advantage by building an infrastructure for success through strategic and commercial partnerships, positioning it as a leader at the intersection of drones and robotics, AI and cybersecurity, its expectation to further expand gross margins, its anticipation of further order growth in 2025, its expectation regarding the accelerating adoption of its technologies and its expectation regarding the opening of new opportunities and increased demand for its products. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Use of Non-IFRS Financial Information

In addition to disclosing financial results calculated in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this release also contains non-IFRS financial measures, which Mobilicom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-IFRS financial measures provided are useful to investors’ understanding and assessment of Mobilicom’s ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-IFRS financial measures as a basis for strategic decisions, and evaluating the Company’s current performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with IFRS or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

EBITDA is a non-IFRS financial measure that is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

Mobilicom Limited

Condensed Consolidated Statements of Profit or Loss

	$ For the twelve months ended, December 31,	$ For the twelve months ended, December 31,
	2024	2023
Revenue	$3,180,565	$2,193,791
Cost of sales	1,348,711	902,006
Gross margin	1,831,854	1,291,785

Operating Expenses
Selling and marketing expenses	1,965,426	2,088,200
Research and development, net	1,939,691	1,739,761
General and administration expenses	1,970,849	2,256,408
Total operating expenses	5,875,966	6,084,369

Operating loss	(4,044,112)	(4,792,584)

Other (expenses) income	(3,805,444)	307,753

Loss before income tax expenses	$(7,849,556)	$(4,484,831)

Income tax expenses	(160,802)	(80,923)

Net loss	$(8,010,358)	$(4,565,754)

Net loss per share - basic and diluted	(0.48)	(0.34)

Weighted average shares outstanding - basic and diluted	1,670,912,794	1,328,152,166

Mobilicom Limited

Reconciliation table of EBITDA to Loss after income tax expenses

	$ For the twelve months ended, December 31,	$ For the twelve months ended, December 31,
	2024	2023
Net loss	$(8,010,358)	$(4,565,754)
Financial expenses (income), net	3,805,444	(307,753)
Depreciation	252,524	233,984
Share-based compensation	610,395	610,303
Income tax expense	160,802	80,923
EBITDA	$(3,181,193)	$(3,948,297)

Mobilicom Limited

 Condensed Consolidated Statements of Financial Position

	$ December 31,	$ December 31,
	2024	2023
Assets

Current assets
Cash and cash equivalents	$8,589,282	$8,385,283
Restricted cash	97,108	59,426
Trade and other receivables, net	949,225	977,578
Inventories	892,882	934,779
Total current assets	10,528,497	10,357,066

Non-current assets
Property, plant and equipment, net	81,420	80,547
Right-of-use assets	232,868	460,300
Total non-current assets	314,288	540,847

Total assets	$10,842,785	$10,897,913

	$ December 31,	$ December 31,
	2023	2022
Liabilities

Current liabilities
Trade and other payables	$1,233,654	$1,420,019
Lease liabilities	211,265	223,700
Total current liabilities	1,444,919	1,643,719

Non-current liabilities
Lease liabilities	16,028	229,078
Employee benefits	200,604	202,151
Governmental liabilities on grants received	12,468	4,560
Financial liability	5,140,921	1,075,808
Total non-current liabilities	5,370,021	1,511,597

Total liabilities	6,814,940	3,155,316

Net assets	$4,027,845	$7,742,597

Equity

Issued capital	34,837,206	31,035,121
Reserves	(417,959)	(911,480)
Accumulated losses	(30,391,402)	(22,381,044)

Total equity	$4,027,845	$7,742,597